SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(B)

(Amendment No. 4 )1/

Summit Bank Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

866013
(CUSIP Number)

1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 866013105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jui-Hui Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	132,240

	6	SHARED VOTING POWER	180,000

	7	SOLE DISPOSITIVE POWER	132,240

	8	SHARED DISPOSITIVE POWER	180,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,240
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:
Summit Bank Corporation
Item 1(b).	Address of Issuer's Principal Executive Offices:
4360 Chamblee Dunwoody Rd.
Suite 300
Atlanta, GA 30341
Item 2(a).	Name of Person Filing:
Jui-Hui Huang (Executrix of Estate of Daniel T. Huang, formerly a filer under Rule 13d-1(c))
Item 2(b).	Address of Principal Business Office or, if None, Residence:
5500 Chelsen Wood Dr.
Duluth, GA 30097
Item 2(c).	Citizenship:
United States of America
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
866013105
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:
N/A
Item 4.	Ownership as of December 31, 2001:
(a)	Amount beneficially owned:	312,240 (1)(2)
(b)	Percent of class:	8.3%
(c)	Number of shares as to which such person has
(i)	sole power to vote or direct the vote:	132,240 (1)
(ii)	shared power to vote or direct the vote:	180,000 (2)
(iii)	sole power to dispose or to direct the disposition of:	132,240 (1)
(iv)	shared power to dispose or direct the disposition of:	180,000 (2)
(1) Includes 72,000 shares held by the Estate of Daniel T. Huang, of which the reporting person serves as executrix, and 60,000 shares held of record by the reporting person

(2) Consists of shares held in three separate trusts (60,000 shares per trust) for the benefit of the reporting person's children, with respect to which the reporting person shares voting and investment power.

Item 5.	Ownership of Five Percent or Less of a Class:
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
N/A
Item 8.	Identification and Classification of the Members of the Group:
N/A
Item 9.	Notice of Dissolution of Group:
N/A
Item 10.	Certification:
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 16, 2003

Signature:	/s/ Jui-Hui Lin Huang

Name:	Jui-Hui Lin Huang